May 6, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Craig Wilson, Sr. Asst. Chief Accountant
Mail Stop 4561

Re:	FalconStor Software, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 8-K Filed February 5, 2009
(file no. 000-23970)

Mr. Wilson:

FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) has received your letter dated April 22, 2009 containing comments on the Company’s above referenced 2008 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 12, 2009 and Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009. This letter is being filed in response to each of the comments set forth in your letter.

For your convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Major Customers, page 12

Comment 1:  We note that EMC Corporation and Sun Microsystems accounted for 20% and 13%, respectively, of your total revenues in 2008. A description of your contractual arrangements with these customers appears warranted.  Also, you do not appear to have filed any contracts with these customers.  Please advise whether you are substantially dependent upon any of your agreements with these customers for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  FalconStor’s contracts with EMC Corporation and with Sun Microsystems were entered into in the ordinary course of FalconStor’s business as the contracts are such that ordinarily accompany the kind of business conducted by FalconStor.  As indicated under “Risk Factors -- we are dependent on certain key customers and a significant portion of our receivables is concentrated with two customers” no revenue is guaranteed under either agreement. Revenue is recognized under each agreement in the same manner as under FalconStor’s agreements with its other OEMs, as described in the section “Revenue Recognition” under “Critical Accounting Policies” in FalconStor’s Form 10-K filing. FalconStor does not believe it is substantially dependent upon any of our agreements with either customer.  Accordingly, FalconStor proposes that to the extent applicable, in future filings it will revise the disclosure under “Business -- Major Customers” to indicate that no revenue is guaranteed under these contracts and will describe the revenue recognition treatment of these contracts.  The Staff is advised that FalconStor does not believe that these contracts need to be filed as exhibits because the contracts are such that ordinarily accompanies the kind of business conducted by FalconStor.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations – For the Year Ended December 31, 2008 Compared with December 31, 2007

Revenues

Software License Revenues, page 34

Comment 2:  We note you attribute your increase in software license revenue to “broader market acceptance of [y]our software applications, new product offerings and increased demand for [y]our products from [y]our expanding base of customers.”  Please tell us what consideration you gave to providing additional analysis of the extent to which changes in prices and volume impacted your revenues as well as quantifying the impact of each factor you identified as giving rise to the changes in your revenues.

Response:  FalconStor’s average selling price of software licenses has remained consistent from year to year.  Thus, as set forth in our 2008 Annual Report on Form10-K, the increase was due solely to increases in both the number of software deals and volume of each deal as well as the introduction of additional products.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

(f) Revenue Recognition, page 55

Comment 3:  You state on page 31 that you have instituted incentive programs intended to increase sales by your resellers. Please tell us more about the nature, accounting and amounts of these incentives for the periods included in the filing; how you considered the impact of such incentives on your revenue recognition; and how your revenue recognition policy addresses these incentives.

Response:  FalconStor has offered a sales incentive in the form of a lead registration program. We began offering other sales incentives to our resellers during the fourth quarter of 2008. These new sales incentives consisted of an additional discount on one of our products and a Spiff (an immediate bonus earned and/or paid relating to the sale of a specific product or program) program to sales personnel of our resellers for sales of the same product.

The lead registration program is outlined in our standard reseller agreements and provides resellers with a 30% discount off of list prices on sales of products that are included in our lead registration program and registered by resellers. The lead registration program is designed to avoid conflict between resellers over the same opportunity and to provide us with more visibility into the channel by monitoring leads registered with us. Resellers receive 5% discounts off of list prices for non-registered deals. These discounts are reflected on the reseller purchase orders as a 30% reduction of the selling price when they send us an order for one of these registered leads. No future consideration is offered to our resellers as a result of this program. We account for these discounts in the quarter of the original sale and therefore an estimate or accrual is not necessary for this program at the end of each quarter. When the reseller purchases software together with maintenance, any discount is recorded as a reduction in the selling price of each product, and the VSOE of the fair value of maintenance is deferred. The lead registration discount is provided on substantially all of our sales through resellers which represented approximately 56%, 52%, and 55% of our revenue during 2006, 2007, and 2008, respectively.

In addition, FalconStor began offering other incentives during the fourth quarter of 2008. These incentive programs commenced and ended during the fourth quarter of 2008, therefore, they did not impact any previous or future quarters. We offered an additional discount on one of our products that totaled approximately $35,000 and a Spiff program which amounted to approximately $20,000, during the fourth quarter of 2008. The additional discount on one of our products is accounted for in the same manner as the lead registration program noted above. The 2% Spiff program was recorded as a reduction of revenue during the fourth quarter of 2008 and in accrued expenses at December 31, 2008 since the Spiff was not paid prior to December 31, 2008.  No future consideration is offered to our resellers as a result of these programs.

Securities and Exchange Commission	3

Note 8. Share-Based Payment Arrangements, page 69

Comment 4:  We note your statement on page 72 that you estimate volatility based primarily on historical daily volatility and other factors, if applicable. Please clarify for us the other factors you use in estimating volatility and how these factors impacted your volatility assumptions in the years presented.

Response:  For all the periods presented, we evaluated if any considerations in accordance with Statement 123R par. A32 a(2), would be applicable in calculating our estimated volatility, and determined that no such considerations were applicable. We will continue to evaluate, under Statement 123R par. A32 a(2), any company specific events that might occur in the future that could impact the estimated volatility. Finally, should such considerations become applicable in the future, we would provide additional disclosure relating to the impact of such events on our estimated volatility in future filings.

Note 14. Valuation and Qualifying Accounts – Allowance for Returns and Doubtful Accounts

Comment 5:  We note the deductions from your allowance for returns and doubtful accounts increased significantly in fiscal 2008 versus fiscal 2007. Please explain to us in reasonable detail what caused this change. As part of your response, tell us how you considered whether the increase in deductions from your allowance account had any impact on your revenue recognition and provide us with the individual components of the charges and deductions for both sales returns and doubtful accounts for each of the years presented.

Response:  The majority of activity within the allowance for returns and doubtful accounts relates to sales returns, which have been historically consistent from year to year and can be reasonably estimated.  Therefore, FalconStor is able to recognize revenue in accordance with SFAS No. 48. Our provision for sales returns as a percentage of revenues for fiscal years 2008, 2007 and 2006 was approximately 5%, 6% and 9%, respectively. Our sales returns provision has been provided based upon on our historical returns experience and our charges related to doubtful accounts has historically been approximately 1% of our total revenues for each year presented.

FalconStor’s deductions from its allowance for returns and doubtful accounts increased by $2.1 million in fiscal year 2008 as compared with fiscal year 2007 primarily as a result of writing off fully-reserved accounts receivable balances in excess of on average of 290 days from the original date of sale. These balances related to both (i) sales returns due to customer satisfaction concerns, and (ii) allowances for doubtful accounts. Although these balances are fully-reserved for, they were not always written off from our accounts receivable records in a timely fashion. Our provision for sales returns and doubtful accounts as a percentage of revenues for fiscal years 2008, 2007 and 2006 was approximately 5%, 7% and 9%, respectively.

The $2.1 million increase in deductions from allowance for returns and doubtful accounts in 2008 as compared with fiscal 2007 was primarily due to FalconStor making a determination that beginning in 2008, we would begin to typically write off the majority of all fully-reserved for outstanding accounts receivable balances in excess of 270 days. These deductions were comprised of (i) approximately 88% for allowance for returns, and (ii) approximately 12% for allowance for doubtful accounts. Additionally, the increase in deductions from the allowance for returns and doubtful accounts was impacted by the overall revenue growth year over year.

FalconStor had considered the impact, if any, the increase in deductions from allowance for returns and doubtful accounts may have on its revenue recognition, and has determined that there was no such impact based on the following facts:

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1.
At time of sale, consistent with our revenue recognition policies, all the required criteria of SOP 97-2, as amended, were met: (i) persuasive evidence of an arrangement existed, (ii) the fee was fixed and determinable, (iii) the product/solution was delivered, and (iv) collection was deemed probable at such time;

2.	As mentioned above, FalconStor is able to reasonably estimate sales returns based on historical experience, and these sales returns have been relatively consistent from year to year; and
3.
The deductions from the allowance for returns and doubtful accounts does not reflect any unusual trends or uncertainty or deterioration in any of the SOP 97-2 revenue recognition criteria, but rather the decision to write off the majority of outstanding accounts receivable balances greater than 270 days, which had already been previously fully reserved for and would have no impact on our statement of operations. In previous years, we would leave many fully reserved outstanding balances on our books.

For fiscal year 2007, of the total $2.3 million deducted from the allowance for returns and doubtful accounts, approximately 70% related to returns, while approximately 30% related to doubtful accounts. For fiscal year 2006, of the total $2.6 million deducted from the allowance for returns and doubtful accounts, approximately 94% related to returns, while approximately 6% related to doubtful accounts.

Comment 6:  In addition, please tell us if the increase in deductions represents a known trend, event, or uncertainty which is reasonably likely to have a material effect on your future results of operations or financial position and how you considered discussing this fact in your MD&A pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Response:  The increase of $2.1 million in FalconStor’s deductions from its allowance for returns and doubtful accounts to $4.4 million in fiscal year 2008 from $2.3 million in fiscal year 2007 does not represent any known trend, event or uncertainty which is reasonably likely to have a material effect on our future results of operations or financial position.

FalconStor has considered the required disclosures regarding any known trend, event or uncertainty which is reasonably likely to have a material effect on our results of operations or financial position in accordance with Item 303(a)(3)(ii) of Regulation S-K within its Management’s Discussion and Analysis of Financial Conditions and Results of Operations sections of its 2008 Annual Report on Form 10-K, specifically within Critical Accounting Policies and Estimates, Accounts Receivable disclosures. Since FalconStor does not believe that the $2.1 million increase in deductions from its allowance for returns and doubtful accounts constitutes any known trends, events, or uncertainty which is reasonably likely to have a material effect on its future results of operations or financial position, no additional disclosure is required pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Note 15. Quarterly Financial Data (Unaudited), page 77

Comment 7:  We note your presentation of quarterly financial data does not present a measure of gross profit. Please tell us how you have considered Item 302(a)(1) of Regulation S-K.

Response:  FalconStor will present a measure of gross profit as part of its Quarterly Financial Data (unaudited) on Form 10-K  in accordance with Item 302(a)(1) of Regulation S-K in future filings.

We considered Item 302(a)(1) of Regulation S-K, by presenting gross profit within our Management’s Discussion and Analysis of Financial Conditions and Results of Operations sections of our 2008 Annual Report on Form 10-K, and each of its 2008 Quarterly Reports on Form 10-Q, for all periods presented.

Securities and Exchange Commission	5

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 78

Comment 8:  We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are “effective.”  However, we also note your statement that “any controls and procedures, not matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  Given this statement regarding the limits of the effectiveness of your disclosure controls and procedures, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.  Please confirm that you will include similar disclosure in the future or, in the alternative, that you will remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II. F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:  FalconStor confirms that it will include disclosure in the future that its principal executive officer and principal financial offer concluded that its disclosure conditions and procedures were at the reasonable assurance level.

Internal Control Over Financial Reporting

Management’s Report on Internal Control Over Financial Reporting, page 78

Comment 9:  Please revise future filings to include a statement that your registered public accounting firm has issued an attestation report on your internal control over financial reporting.  See Item 308(a)(4) of Regulation S-K.

Response:  The statement will be included in future filings.

Comment 10:  You do not appear to have included the information required by Item 308(c) of Regulation S-K in your Form 10-K.  Please tell us whether or not there were changes in your internal controls over financial reporting during last fiscal quarter that have materially affected or are reasonably likely to materially affect the company’s internal controls over financial reporting.  In addition, please confirm that you will include in your future periodic reports the information required by Item 308(c) of Regulation S-K.

Response:  Item 308(c) of Regulation S-K states:  “Disclose any changes in the registrant’s internal control over financial reporting . . . ..”  Because FalconStor had no changes in its internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, FalconStor’s internal control over financial reporting, FalconStor did not have anything to disclose under Item 308(c).  To the extent that, in the future, FalconStor does have changes in its internal controls over financial reporting that materially affect or are reasonably likely to materially affect FalconStor’s internal controls over financial reporting, FalconStor will disclose such changes in the appropriate periodic report.  Alternatively, FalconStor will specifically disclose that there have been no changes in its internal controls over financial reporting.

Item 10. Directors, Executive Officers and Corporate Governance, page 79

Comment 11:  You do not appear to have disclosed in your Form 10-K, or in your definitive proxy statement filed on April 6, 2009 whether you have adopted a code of ethics that applies to your principal executive, financial and accounting officers, as required by Item 406 of Regulation S-K.  Please advise.

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Response:  FalconStor’s Board of Directors approved a code of ethics that applies to its principal executive, financial and accounting officers, on January 21, 2004.  The code of ethics was filed as part of Exhibit 14 to FalconStor’s Form 10-K filed on March 12, 2004, in accordance with Item 406(c)(1) of Regulation S-K.  The code of ethics is also available on FalconStor’s website, in the “Corporate Governance” section, at http://www.falconstor.com/en/pages/index.cfm?pn=Ethics&bhfv=2&bhfx=10.0%20r12&bhqs=1, in accordance with Item 406(c)(2) of Regulation S-K.   Disclosure of the code of ethics in accordance with Item 406(c)(2) of Regulation S-K in FalconStor’s Form 10-K was inadvertently omitted.  Disclosure in accordance with Item 406(c)(2) will be made in future years.

Item 15. Exhibits and Financial Statement Schedules

(b) Exhibits, page 80

Comment 12:  Please tell us what consideration you gave to including an exhibit listing all of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

Response:  FalconStor lists the subsidiaries that are direct subsidiaries of FalconStor Software, Inc., including its main operating subsidiary, FalconStor, Inc.  FalconStor does not list the names of any other subsidiaries in accordance with the terms of Item 601(b)(21)(ii), which states that “[t]he names of particular subsidiaries may be omitted if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by the report.”  Because substantially all of FalconStor’s revenues come from FalconStor, Inc., the other subsidiaries, in the aggregate, do not constitute a “significant subsidiary” and accordingly such subsidiaries are not listed in an exhibit pursuant to Item 601(b)(21) of Regulation S-K.

Exhibits 31.1 and 31.2

Comment 13:  We note that the lead sentence of the certifications includes the title of the certifying officer and the company name.   Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31) of Regulation S-K.  Please ensure that in future filings the title of the certifying officer and the company name are removed from the opening line of each certification.

Response:  FalconStor confirms that in future filings the title of the certifying officer and the company name will be removed from the opening line of each certification.

Part III. Information incorporated by reference from the Definitive Proxy Statement filed April 6, 2009

Director Compensation, page 12

Comment 14:  You disclose  in this section that the company amended its 2007 Outside Directors Equity Compensation Plan in 2008 to require that the equity portion of your outside director’s compensation be paid in the form of restricted stock rather than a combination of restricted stock and stock options.  You indicate that your compensation committee determined that it could best serve the goals of attracting and retaining qualified directors and aligning their interests with those of your stockholders through making this change.  Given this determination by your compensation committee, please explain why your board of directors chose to make the equity grants awarded on March 26, 2009 to your outside directors in the form of stock options rather than restricted stock.

Response:  The disclosure of the compensation committee’s determination regarding the change made in first quarter of 2008, accurately reflects the determination of the compensation committee at that time, in the prevailing business and macroeconomic environments.  While each of FalconStor’s outside directors made the required filing on Form 4 relating to stock options granted in March 2009, FalconStor determined that the existence (as opposed to the rationale) of these grants, while not necessarily required in the proxy statement, should be made known to provide investors with this information. Additional information regarding the rationale behind these grants in March, 2009, which are part of the outside directors’ compensation for 2009 will be made in Part III of FalconStor’s Form 10-K for the year ended December 31, 2009.

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Executive Compensation

A.	Compensation and Discussion Analysis

Roles and Responsibilities, page 15

Comment 15:  You disclose in this section that your CEO reviews the performance of your other NEOs and makes recommendations regarding their compensation to the compensation committee.  You later indicate that company management provides reviews and recommendations regarding executive compensation to your compensation committee.  Please clarify the roles of your named executives, other than your CEO, in the compensation process.  For example, if your compensation committee consults with executives other than your CEO regarding compensation please identify those executives and discuss the types of information they provide to the compensation committee.  See Item 402(b)(2)(xv) of Regulation  S-K.  Please confirm that you will provide this disclosure in your future filings.

Response:  As set forth in the “Roles and Responsibilities” section on pages 15-16 of FalconStor’s 2009 proxy statement, other executives perform functions such as (i) providing an ongoing review of the effectiveness of the compensation programs, including competitiveness and alignment with FalconStor’s objectives, (ii) recommending changes, if necessary, to ensure achievement of all program objectives and (iii) recommending equity awards for officers and employees. Management also prepares tally sheets which set out all components of total compensation for our Named Executive Officers, including salary, incentive compensation and outstanding equity awards. The results of any reviews, and the recommendations, are provided to the compensation committee in written form.  FalconStor’s Chief Financial Officer, in conjunction with the CEO, typically discusses the information with the compensation committee.  The compensation committee, from time to time, gets advice from FalconStor’s general counsel on legal, compliance and regulatory issues related to the compensation of the NEOs.  FalconStor will provide disclosure of the nature of the involvement of the executive officers, if any, in the compensation process in its future filings.

Comment 16:  We note your disclosure that the compensation committee reviews and considers “tally sheets” that set out all of the components of your NEOs’ compensation in making compensation decisions.  Please tell us how and why your compensation committee found the tally sheets useful in determining the various elements of compensation for the NEOs.  For example, tell us whether the tally sheets are used to determine where an individual executive officer’s compensation falls in relation to the benchmarks set by the company and whether adjustments were made in to compensation based on such analysis.  The committee’s analysis of the tally sheets and how that analysis resulted in specific awards should be described in complete detail.  Please confirm that you will provide this disclosure in your future filings.

Response:  While in examining 2008 compensation the compensation committee did not use “tally sheets” to determine where an individual executive officer’s compensation falls in relation to benchmarks set by FalconStor, FalconStor’s compensation committee uses “tally sheets” to make sure that it receives the full picture of the NEOs compensation. The compensation committee uses the tally sheets to have a picture of both annual cash compensation and equity compensation.  Using this information, the compensation committee determines whether a particular executive’s compensation is appropriate given the executive’s role, experience and performance. Disclosure of the committee’s analysis of the tally sheets and how that analysis resulted in specific awards will be provided in FalconStor’s future filings.

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Consultants and Benchmarking, page 16

Comment 17:  Your disclosure indicates that you try to target base salaries and total compensation at the median level for your peer group.  Please identify the companies that comprise this peer group.  See Item 402(b)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.  Please confirm that you will provide similar disclosure in your future filings.

Response:  As set forth in FalconStor’s 2009 proxy statement, no changes to base compensation were made for the NEOs in 2008, other than in accordance with the CEO’s employment agreement.  Because the compensation committee believed that the total base compensation for the NEOs did not need to be adjusted in 2008, it did not perform a benchmarking study.  For the year 2007, as disclosed in FalconStor’s 2008 proxy statement, the Compensation Committee considered data from technical companies of similar size to the Company located within the same region as the Company and from companies with the same SIC as the Company and whose annual revenues in their last reported fiscal years were between $30 and $100 million and whose market capitalization was between $300 and $1000 million. These companies were: Ansoft Corporation; CommVault Systems, Inc.; Double-Take Software, Inc.; Omniture, Inc.; Opsware, Inc.; Standard Microsystems Corp.; Taleo Corporation; and Vital Images, Inc.  FalconStor will continue to provide disclosure of companies used for benchmarking purposes when benchmarking occurs.

Elements of Compensation

Base Salary, page 17

Comment 18:  You indicate in this section that the base salaries of your NEOs may be adjusted to take into account performance-based compensation.  Please explain in more detail the circumstances under which you may adjust base salaries because of other performance-based compensation and tell us if any such adjustments were made in 2008.  Please confirm that you will provide similar disclosure in your future filings.

Response:  Base salaries for NEOs, other than the CEO, whose base salary is contractual, may be adjusted for performance-based compensation if the ratio between base and performance-based compensation changes significantly. For example, if the value of long-term performance-based incentive grants was to substantially decline due to market conditions, the compensation committee might consider increasing base salary in order to retain the NEOs.  As set forth in FalconStor’s 2009 proxy statement, there were no changes to the base salaries of the NEOs, other than the CEO, in 2008. If, at any point, the base salary of any NEO is adjusted to take into account performance-based compensation, FalconStor will provide disclosure of the reasons why an adjustment was made.

B.	Summary Compensation Table

Other Named Executive Officers, page 21

Comment 19:  You indicate on page 17 that discretionary bonuses are based on the achievement of strategic and operating goals as well as executives’ personal achievements.  Please identify the specific items of corporate and individual performance that were used to determine the amount of the bonuses awarded to your NEOs (other than your CEO) in 2008.  Also discuss the extent to which the compensation committee exercised any discretion with respect to the bonus payments.  See Items 402(b)(2)(v), (vi) and (vii) of Regulation S-K.  Please provide quantitative disclosure of all of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their bonus compensation.  See Instruction 4 to Item 402(b) of Regulation S-K.  Please confirm that you will provide similar disclosure in your future filings.

Response:  In determining whether to grant discretionary bonuses, FalconStor’s compensation committee looks at the following corporate goals:  Revenues, earnings, market share, product development, industry product recognition (awards), the continuation, extension and/or entry into strategic alliances with partners, and employee morale.  For individual NEOs, the personal goals include the following:  Mr. Lam:  New product development; product quality; and reseller and end-user satisfaction. Mr. Weber:  Management of the company’s finances and internal controls; investment results; investor relations management and satisfaction; and analysis of strategic opportunities.  Mr. Wu:  The continuation, extension and/or entry into strategic alliances; strategic partner satisfaction with FalconStor products and their relationship with FalconStor; identification of new opportunities.  The cash bonuses awarded to these NEOs for 2008 were completely at the discretion of FalconStor’s compensation committee.

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For 2008, FalconStor’s compensation committee awarded the NEOs, other than the CEO, performance-based equity compensation that would vest if certain targets were met.  These targets are set forth on page 22 of FalconStor’s 2009 proxy statement and are as follows:  Revenues of $103 million and earnings per share, on the non-GAAP basis historically used by FalconStor, of $0.35 per share. These targets were not met and the equity awards were forfeited.  The Staff is advised that other than these targets, the FalconStor compensation committee does not specifically quantify how much of a performance objective needs to be achieved in order for its executive officers, other than to CEO, to be eligible to receive bonus compensation. Accordingly, FalconStor does not believe that any additional quantitative disclosure of the performance objectives for the NEOs, other than the CEO, is appropriate.

FalconStor will provide disclosure of the items of corporate and individual performance looked at by the compensation committee for any future discretionary grants. FalconStor will continue to provide the quantitative disclosure of the necessary targets or performance objectives for all bonuses based on quantitative measures.

Certain Relationships and Related Transactions, page 27

Comment 20:  You do not appear to have described your policies and procedures for the review and approval of related party transactions, as required by Item 404(b) of Regulation S-K.  Please advise.

Response:  On November 7, 2006, FalconStor’s board of directors adopted a Statement of Policy with respect to Related Party Transactions, which, among other things, sets out policies and procedures for the review and approval of related party transactions.  Because FalconStor did not have any “transaction[s] required to be reported under paragraph (a)” of Item 404 in 2008, FalconStor did not think that it had to provide any information under Item 404(b).  FalconStor will describe its policies and procedures for the review and approval of related party transactions in future filings.

Form 8-K filed on February 5, 2009

Comment 21:  We note that you refer to your fiscal 2009 forecasted effective tax rate, which excludes stock-based compensation expense, as a “pro-forma” tax rate. In addition, we note your statement that the readers should refer to your “ProForma Condensed Consolidated Statements of Operations” for a reconciliation of your GAAP and non-GAAP financial results. Please note that pro forma has different meaning as defined by generally accepted accounting principles and SEC rules  that is significantly different than your use, and confirm that you will remove the reference to “pro forma” as applicable in future filings.

Response:  FalconStor confirms that it will remove any reference of “pro forma” in all future filings and rather use “non-GAAP”.

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As requested, FalconStor Software, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses.  If you have any questions please call me at (631) 962-1114.

Sincerely,

/s/ James Weber
James Weber
Chief Financial Officer
FalconStor Software, Inc